UNITEDSTATES

SECURITIESAND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 15/A

(Amendment 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54958

LUMINAR MEDIA GROUP INC.

(Exact name of registrant as specified in its charter)

260 Adelaide St. East Toronto, Ontario M5A 1N1

(347) 943-4835

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $0.001 par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1)

Rule 12g-4(a) (2)

             ☒

Rule 12h-3(b) (1) (i)

Rule 12h-3(b) (1) (ii) Rule 15d-6

Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 47

Explanatory Note

On December 29, 2017, the Company filed a Form 15. The Company is filing this amended Form 15 to include the approximate number of holders of record, which was inadvertently omitted from the prior filing.

Pursuant to the requirements of the Securities Exchange Act of 1934 Luminar Media Group Inc, has caused this certification/notice to be signed on its behalf by the under signed duly authorized person.

Date: January 24, 2018

By:

/s/Chris Cook

Name:

Chris Cook

Title:

Chief Executive Office